January 29, 2003


Ms. Bernadette Geis, Partner
PricewaterhouseCoopers LLP
160 Federal Street
Boston, Massachusetts  02110


Dear Ms. Geis:

On January 29, 2003, the Board of Trustees of the Travelers Series Trust (Board of Trustees) voted not to retain PricewaterhouseCoopers LLP as the independent accountants for Equity Income Portfolio and Large Cap Portfolio effective upon the completion of any audits for their respective fiscal years ending on December 31, 2002. This action was recommended by the funds Audit Committee on January 29, 2003.

In accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

1. Effective January 29, 2003, the Board of Trustees voted not to retain PricewaterhouseCoopers LLP as the funds independent accountants. This action was recommended by the funds Audit Committee on January 29,2003.

2. PricewaterhouseCoopers LLP s reports on the funds financial statements for fiscal years ended in 2001 and 2000, as applicable, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

3. During the funds fiscal years ended in 2001 and 2000, as applicable, and through January 29, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.

A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to each fund s next Form N-SAR (in accordance with Sub-Item 77k of Form N-SAR).

Sincerely,



Richard Peteka
Treasurer
The Travelers Series Trust